February 17, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro, S.A. de C.V.
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; Form 6-K filed October 26, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of Vitro, S.A. de C.V. ("Vitro" or the "Company"), set forth below are responses to the comment letter dated January 25, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro's Form 20-F/A for the fiscal year ended December 31, 2004 (the "Form 20-F"). This letter is also being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2004, the exchange rate used in preparing our consolidated financial statements was 11.1495 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response. Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

Please note that the Company intends to publish its 2005 year end audited financial statements by March 16, 2006. Thus, the Company has endeavored to respond to the Comment Letter as promptly as possible, and respectfully requests that the SEC staff provides reactions to the Company's responses so that the Company is able to meet such schedule.

The material enclosed with this response letter supplementally has been provided to the SEC staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with these rules, we respectfully request that these materials be returned promptly following the completion of their review by the SEC staff.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in their filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In connection with our response to the SEC staff's comments dated November 30, 2005 and any subsequent responses, the Company acknowledges that:

(i) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note in certain parts of your response to our letter dated August 5, 2005, you propose to restate your financial statements in the registration statement on Form F-4 that you intend to file following the conclusion of this review. However, given the magnitude of certain of the corrections, we do not consider this approach to be appropriate. Instead, we expect you to amend your Form 20-F for the year ended December 31, 2004. Accordingly, please tell us when you will file your amended Form 20-F, which includes your restated US GAAP financial statements. We remind you that when you file your amended Form 20-F, you should appropriately address the following:

* An explanatory paragraph in the reissued audit opinion;

* Full compliance with APB 20, paragraphs 36 and 37;

* Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

* Update Item 15. Controls and Procedures to include the following:

o A discussion of the restatement and the facts and circumstances surrounding it,

o How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

o Changes to internal controls over financial reporting, and

o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Item 15(a) and 15(d) of Form 20-F.

* Update certifications.

Response:

We can confirm to the SEC staff that we will amend our 2004 Form 20-F which will include our restated US GAAP financial statements. We expect to file our amended Form 20-F as soon as practicable following the conclusion of the Staff's review. We can also confirm that in our amended Form 20-F we will address the following:

* We will include a reissued audit opinion from our independent auditors containing an explanatory paragraph addressing the restatement of our consolidated financial statements.

* Pursuant to APB 20, paragraphs 36 and 37 and APB 9, paragraph 18, matters identified (as confirmed within this response letter) in our US GAAP consolidated financial statements will be reported as prior period adjustments and reflected in the opening balance of retained earnings to the extent applicable.

* We will fully update all the affected portions of our Form 20-F, including MD&A, selected financial data and quarterly financial data.

* We will update Item 15. Controls and Procedures to include the following:

The restatement of our 2004 Form 20-F relates to technical accounting items solely within our US GAAP consolidated financial statements, as follows:

* The deconsolidation of Empresas Comegua S.A. in accordance with EITF 96-16, Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights and APB 18, The Equity Method of Accounting for Investments in Common Stock.

* The recognition of termination indemnities in accordance with SFAS 112, Employers' Accounting for Postemployment Benefits an amendment of FASB Statements No. 5 and 43.

* The presentation of Vitro OCF, S.A. de C.V., Ampolletas, S.A. de C.V. and Vitro America's distribution, production facilities in the Northwestern United States and the disposal of our PVA facilities as discontinued operations in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

* The reclassification of the gain/loss on sale of assets not considered to be components of a business into Operating Income in accordance with SFAS 144.

We previously concluded that the accounting for the issues and transactions addressed above was appropriate under US GAAP. Our conclusions were based on the research and analysis performed by our management. We had obtained an unqualified audit opinion from our independent auditors regarding our consolidated financial statements included in our 2004 Form 20-F. Upon further analysis of the technical accounting guidance discussed previously, we have subsequently concluded that a restatement is necessary to properly reflect our US GAAP consolidated financial statements included within our 2004 Form 20-F. Our independent auditors have reissued their audit opinion and included an explanatory paragraph addressing the restatement of our consolidated financial statements.

Our Chief Executive Officer (CEO), Chief Administrative Officer (CAO), and Chief Financial Officer (CFO) regularly review disclosure controls and procedures and make changes as they deem necessary to allow them to conclude that these controls and procedures are effective. The Company plans to perform system and process evaluation and testing (and any necessary remediation) of its internal controls on an ongoing basis. In addition, the Company is in the process of fully documenting, testing and assessing the effectiveness of its internal controls to comply with the Sarbanes-Oxley section 404 internal control attestation requirements for the year ended December 31, 2006.

Our CEO, CAO and CFO previously concluded that our disclosure controls were effective to provide reasonable assurance that information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. As a result of evaluating the cause of the restatement items discussed above we identified deficiencies in our internal control over financial reporting, specifically within our US GAAP reporting and disclosure controls. As a result of the US GAAP related control deficiencies identified our CEO, CAO and CFO have concluded that our disclosure controls were not effective.

The Company is focused on maintaining effective internal control and strongly prioritizes accuracy of financial reporting. In order to properly address and rectify the internal control deficiencies identified as well as to prevent future misstatements of a similar nature, the Company’s management is implementing a remediation plan, which includes the following modifications to its internal controls: (a) Periodic review of US GAAP information; (b) Reinforce personnel knowledge base of US GAAP by implementing mandatory training; (c) Hiring additional technical accounting personnel with US GAAP experience; (d) Involvement of specialists as needed when making conclusions with respect to technical accounting matters and obtaining written documentation to support such conclusions; and (e) Sarbanes-Oxley 404 compliance. As a result of the current initiatives set forth above as well as ongoing monitoring, and as needed, remediation, the Company’s management intends to continue to focus on maintaining effective internal control over financial reporting.

* We will also include in our amended Form 20-F an updated version of our executives' certifications.

Item 5. Operating and Financial Review and Prospects, page 38

Liquidity and Capital Resources, page 49

3. We note your response to comment 4 in our letter dated August 5, 2005. In future filings, please revise your disclosures to clarify the implications, including whether or not your debt is callable, as a result of (1) your not meeting certain financial ratios with respect to the Vicap Notes and Vena's notes and (2) your covenant breaches with respect to your credit facilities.

Response:

We confirm that in future filings, we will revise our disclosures to clarify the implications of not meeting certain financial ratios or covenants with respect to our indebtedness, including whether such debt is callable.

2. Basis of presentation and principles of consolidation, page F-9

b) Consolidated subsidiaries

4. We note your response to comment 11 in our letter dated August 5, 2005. Specifically, we note that you have concluded Empresas Comegua S.A. should not have been consolidated under US GAAP but rather should have been accounted for under the equity method. Please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate your US GAAP consolidated financial statements for each period presented.

Response:

We confirm that we will amend our Form 20-F for the fiscal year ended December 31, 2004 to restate our US GAAP consolidated financial statements for each period presented in order to account for Empresas Comegua S.A. under the equity method.

5. We also note in your response to comment 11 in our letter dated August 5, 2005, that under Mexican GAAP, you believe you maintain effective control of Comegua and therefore appropriately consolidate this subsidiary in accordance with Bullet B-8. Please explain your conclusion in further detail under Mexican GAAP. In particular, we note that although you have the ability to nominate the CEO, the Board of Directors, which you do not control, must confirm the nomination. Accordingly, it is unclear how you meet any of the criteria in Bulletin B-8 for when equity ownership of less than 50% may represent control.

Response:

As mentioned in our response to prior comment 11, in our 1etter dated August 5, 2005, Mexican GAAP Bulletin B-8 "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares", establishes that an equity ownership of less than 50% represents control when any one of the following control elements is present:

1.- Control over more than 50% of the voting power through an agreement with other shareholders;

2.- Control derived from by-laws or agreements to manage the operating and financial policies of the company;

3.- Control to name or remove the majority of the Board of Directors or the entity in charge of managing the operating and financial policies; or

4.- Control over the majority of the Board of Directors' voting power.

Comegua is a Panamanian Company which operates two glass bottling facilities and a design facility. According to Comegua's by-laws the Chief Executive Officer (CEO) has the ability to manage the operating and financial policies of the Company based on the following duties of the CEO included in Comegua's Articles of Incorporation: (a) conducting the ordinary and usual business affairs; (b) designing and implementing the strategic and operating plans; (c) expanding and allocating the capital investments pursuant to the annual plan following its approval by the board of directors; (d) establishing operating and financial policies; (e) managing the treasury function; and (f) selecting, training and setting the compensation of employees, accountants, legal advisors and other persons necessary to carry out the business and operations of Comegua.

We concluded that we control Comegua as we have met both element number 2 and element 3 above. The Articles of Incorporation of Comegua expressly provide us with the sole power to nominate the CEO for confirmation by the Board of Directors. We believe that the two minority shareholders, who each appoint three of the eleven members of the Board of Directors, only have conventional protective rights with regards to the designation of the CEO because they only have the right to veto or block a person we designate as CEO, and further they may only block the person we nominate with justifiable cause. The provisions of the by-laws were specifically negotiated between the Company and the two minority partners to assure that Vitro would have operational control of Comegua because Vitro has the required expertise in the bottling business while the two minority shareholders have expertise in the beer business. Because the veto issue, central to the determination of "control", is a matter of Panamanian law, we have obtained a legal opinion from an independent legal counsel in Panama that supports our position. Therefore, we believe that by being able to designate the CEO as defined in the Articles of Incorporation and given the duties he is responsible of, we have control derived from by-laws or agreements to manage the operating and financial policies of the Company (element 2 above). In addition, pursuant to Act 13 of the Extraordinary Shareholders Meeting of Empresas Comegua, S.A. held on May 18, 1995, clause 21 and 23 of Comegua's by-laws was reformed to limit the duties and powers of the Board of Directors, specifically, from removing the CEO and thereby implicitly granting that power to us and to grant the CEO with the duties and powers set forth above. Additionally Vitro was expressly granted with the power to nominate the CEO. Therefore, we believe we have the power to both name and remove the entity in charge of managing the operating and financial policies (element 3 above).

For Mexican GAAP purposes, we believe that we maintain effective control of Comegua and therefore appropriately consolidate this subsidiary in accordance with Bulletin B-8. Comegua's Articles of Incorporation provide us with the ability to manage the operating and financial policies of the company evidenced by (1) our sole right to nominate the CEO for confirmation by the Board of Directors and our sole right to remove the CEO, and (2) the CEO's duties and powers as set forth above, which include the management of the operating and financial policies of Comegua.

Our independent auditors have reviewed our analysis and conclusion set forth above and agree with this accounting treatment.

15. Other expenses, net, page F-27

6. We note your response to comment 14 in our letter dated August 5, 2005. Please clarify for us why you have applied SFAS 112, as opposed to SFAS 146, to your corporate downsizing activities. In this regard, please clarify whether the costs you have accounted for under SFAS 112 are part of an ongoing benefit arrangement or a one-time termination benefit.

Response:

To clarify our response to prior comment 14, we applied SFAS 112, as opposed to SFAS 146, to our corporate downsizing activities as these costs are part of an ongoing benefit arrangement and do not meet the definition of a one-time termination benefit. Our conclusion was based on guidance in paragraph B38 of SFAS 146, which states that, "the accounting for termination benefits will differ depending on whether the benefits are provided under a one-time benefit arrangement covered by this Statement or an ongoing benefit arrangement covered by FASB Statement No. 112, Employers' Accounting for Postemployment Benefits. Statement 112 requires that a liability for certain termination benefits provided under an ongoing benefit arrangement covered by that Statement be recognized when the likelihood of future settlement is probable." In addition, FN 7 of SFAS 146 states that, "Absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits." We have a practice of providing similar benefits to those employees that were terminated under our corporate downsizing activities and therefore believe that the application of SFAS 112 was appropriate given our evaluation of the accounting literature discussed above.

7. Regarding the error in your US GAAP consolidated balance sheets, as discussed in your response to comment 14 in our letter dated August 5, 2005, please tell us exactly how you misapplied SFAS 112 in relation to the associated liability and the initial effect of recognizing the liability in retained earnings such that your accounting does not also affect your US GAAP consolidated statements of operations. In addition, please provide us with your detailed SAB 99 materiality analysis for this error, including the amount of the error for each period presented by line item. If you determine that the error is material, please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate your US GAAP consolidated financial statements.

Response:

Regarding our US GAAP consolidated balance sheets, as discussed in our response to comment 14, we would like to clarify that we did not identify an error in our US GAAP consolidated statements of operations. As mentioned in our previous response we concluded that, "…our results of operations present fairly the impact of the severance charges in our Consolidated US GAAP Statements of Operations." For Mexican and US GAAP purposes we have previously recorded these expenses when payments are made. We obtained the amount of severance indemnity expense calculated in accordance with SFAS 112 for the three periods presented in our consolidated financial statements from our actuary. The amount of severance indemnity expense that should have been recorded for US GAAP purposes in accordance with SFAS 112 (versus the amount paid) was less than the amount of expenses actually recognized for all three years presented, by approximately Ps. 10-12 million. This amount individually would have increased our consolidated US GAAP Operating Income by 1% and when aggregated with other immaterial items identified to the Staff in our previous comment letter also results in a 1% increase to Operating Income, which we do not consider to be quantitatively material. The matter we identified was as a result of not recording the liability in accordance with SFAS 112 and the related beginning balance sheet effect in retained earnings. However, we believe that the income statement effect of such charges were appropriately recorded.

In order to clearly and transparently represent to the SEC Staff the immaterial unadjusted misstatements identified within our consolidated US GAAP financial statements and to comprehensively present our SAB 99 analysis, we have included the FY 2004 condensed Balance Sheets and Income Statements below (our conclusions for 2004 are consistent with those for all periods presented):

	Consolidated Balance Sheets
	U.S. GAAP Basis
	(Millions of constant Mexican pesos as of December 31, 2004)
		As Presented	AJEs	AJEs	AJEs	Post AJEs	% Change
		2004	[A]	[B]	[C]	2004	Total	[A]	[B]	[C]
	Assets
	Current assets	10,582	0.1	17.0	-	10,599	0%	0%	0%	0%
	Total assets	31,735	0.1	17.0	11.0	31,763	0%	0%	0%	0%

	Liabilities
	Current liabilities	8,314	3.4	19.0	-	8,336	0%	0%	0%	0%
	Long-term liabilities	15,354	-	-		15,503	1%	0%	0%	0%
	Total liabilities	23,668	3.4	19.0	-	23,839	1%	0%	0%	0%
	Minority interest	3,010				3,010	0%	0%	0%	0%

	Stockholders' Equity
	Total stockholders' equity	5,057	-3.3	-2.0	11.0	4,914	-3%	0%	0%	0%
	Total liabilities, M.I. and S.E.	31,735	0.1	17.0	11.0	31,763	0%	0.0%	0.1%	0.0%

[A]	Comment #13 of Response - November 30, 2005 - Mexican Securitization Agreement & Retained Risks (SFAS 140)
[B]	Comment #13 - Response November 30, 2005 - Vitro Spain - Securitization Agreement & Retained Risks (SFAS 140)
[C]	Comment #15 of Response Letter Dated November 30, 2005 - Impairment Charge (SFAS 144)

	Consolidated Statements of Operations
	U.S. GAAP Basis
	(Millions of constant Mexican pesos as of December 31, 2004)
		As Presented	AJE	AJE	AJE	AJE	Post AJEs	% Change
		2004	[D]	[E]	[F]	[H]	2004	Total	[D]	[E]	[F]	[H]
	Net sales	25,752					25,752	0%	0%	0%	0%	0%
	Cost of sales	19,022					19,022	0%	0%	0%	0%	0%
	Gross profit	6,730	0.0	0.0	0.0	0.0	6,730	0%	0%	0%	0%	0%
	SG&A	5,914	3.3	2.0		-10.0	5,909	0%	0%	0%	0%	0%
	Operating income	816	-3.3	-2.0	0.0	10.0	821	1%	0%	0%	0%	1%
	Total financing cost	1,231	0.0	0.0	0.0	0.0	1,231	0%	0%	0%	0%	0%
	Loss after financing cost	-415	-3.3	-2.0	0.0	10.0	-410	-1%	1%	0%	0%	-2%
	Other income (loss), net	438					438	0%	0%	0%	0%	0%
	(Loss) income before taxes	23	-3.3	-2.0	0.0	10.0	28	20%	-14%	-9%	0%	43%
	Income tax expense	86	1.0	0.6	0.0	-3.0	85	-2%	1%	1%	0%	-3%
	Minority interest	-292					-292	0%	0%	0%	0%	0%
	Share in earnings of unconsolidated associated companies	21					21	0%	0%	0%	0%	0%
	Net income (loss) from continuing operations	-162	-2.3	-1.4	0.0	7.0	-159	-2%	1%	1%	0%	-4%
	Discontinued operations	0					0	0%	0%	0%	0%	0%
	Net loss	-162	-2.3	-1.4	0.0	7.0	-159	-2%	1%	1%	0%	-4%

[D]	Comment #13 - Response November 30, 2005 - Mexican Securitization Agreement - Retained Risks (SFAS 140)
[E]	Comment #13 - Response November 30, 2005 - Vitro Spain - Securitization Agreement & Retained Risks (SFAS 140)
[F]	Comment #15 - Response November 30, 2005 - Impairment Charge (SFAS 144)
[H]	Comment #7 - Response February 15, 2006 - Severance Charges (SFAS 112

We have concluded that quantitatively none of the items are material as they are clearly inconsequential to our consolidated financial statements as we do not believe they would impact the decisions of an investor or a reader of our financial statements. We believe the adjustments identified above are not qualitatively significant as the only factor that can be answered affirmatively is the first bullet point in the listing below (however, supported by our quantitative conclusion above) and none of the remaining factors would be affected by recording the adjustments identified. Our qualitative analysis, included the following factors:

* Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

* Whether the misstatement masks a change in earnings or other trends;

* Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise;

* Whether the misstatement changes a loss into income or vice versa;

* Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;

* Whether the misstatement affects the registrant's compliance with regulatory requirements;

* Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements;

* Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

* Whether the misstatement involves concealment of an unlawful transaction.

Based on our comprehensive SAB 99 analysis we do not believe the unadjusted items to be individually or in the aggregate material to our consolidated US GAAP financial statements.

8. Further, please tell us the amount of expense recorded under Mexican GAAP and US GAAP. Under Mexican GAAP, please also provide a reconciliation of the amounts discussed in your response letter to the amounts of Ps. 243 and Ps. 329, reported in note 15. Under US GAAP, please separately tell us the amounts recognized under SFAS 112, SFAS 146, and SFAS 144. To the extent that Mexican GAAP differs from US GAAP, please disclose this difference in note 22.

Response:

Mexican GAAP Reconciliation:

The following table sets forth a reconciliation of the Restructuring Charges discussed in our response letter regarding Footnote 15 to our consolidated financial statements:

(in millions)	2004

Severance charges (a)	Ps.120
Closing of facilities in Vitro America (b)	45
Vitro America Restructuring (c)	33
Tin Oxide Project (c)	26
Closing of PVA facilities (c)	19

Restructuring charges	Ps. 243

US GAAP Accounting Treatment:

(a) Severance Charges - Accounted for under SFAS 112 - Further analysis of this item is provided in our responses to comments 6 and 7.

(b) Closing of facilities in Vitro America - Accounted for under SFAS 144 - Further analysis of this item is provided in our response to comment 10.

(c) Vitro America Restructuring, Tin Oxide Project, Closing of PVA facilities - Accounted for under SFAS 146 - The required disclosures of paragraph 20 of SFAS 146 are provided below in our response to comment 9.

As mentioned in prior response to comment 14, for US GAAP purposes, we recorded the charges described above, within operating income.

Mexican GAAP Reconciliation:

The following table sets forth a reconciliation of the Write-off and Loss From Sale of Assets discussed in our response letter regarding Footnote 15 to our consolidated financial statements:

(in millions)	2004

Loss on sale and impairment of long-lived assets (a)	Ps.259
Goodwill impairment (b)	70

Write-off and loss from sale of assets	Ps. 329

US GAAP Accounting Treatment:

(a) Loss on sale and impairment of long-lived assets – Accounted for under SFAS 144 – This item refers to the sale of assets that do not meet the definition of a component of a business as described in paragraph 41 of SFAS 144 of Ps. 59 and the write-down of an investment accounted for under the cost method to 0 of Ps. 189. Additionally, this amount includes Ps. 11 million related to an impairment charge as mentioned in prior response to comment #15. For US GAAP purposes these charges are classified in operating income as required by paragraph 45 of SFAS 144 (discussed further in comment 15).

(b) Goodwill impairment - Accounted for under SFAS 142 - This impairment charge was disclosed in our Form 20-F within Footnote 22 f). In addition, we clarified our goodwill impairment policy is in accordance with SFAS 142 within prior response to comment 20. For US GAAP purposes, this item is reclassified into operating income (we believe this is the appropriate presentation when considering paragraph 43 of SFAS 142 and the guidance in paragraph 45 of SFAS 144).

In response to the SEC staff's comment regarding the differences between US and Mexican GAAP, we confirm that we will disclose the differences in Footnote 22 to our amended 20-F. To clarify, these differences are related to presentation and, as discussed in comment 11, the method utilized to calculate impairments; For US GAAP purposes such charges must be presented with income from operations, while for Mexican GAAP they are presented in Other Expenses as required by paragraphs 22 and 23 of Bulletin A-7, Comparability, as they are either unusual or non-recurring in nature.

9. Regarding your restructuring expenses that you have deemed to meet the definition set forth in SFAS 146 in your response to comment 14 in our letter dated August 5, 2005, please provide us with the following:

* Please tell us your policy for recognizing the different types of restructuring expenses under US GAAP.

* Please provide us with the disclosures required by SFAS 146 for your restructuring expenses incurred for each period presented.

* Please tell us whether you recorded the gain or loss on sale or disposal of inventory within cost of sales for both Mexican GAAP and US GAAP. Please provide us with the literature that supports your classification of the gains or losses.

Response:

* Our policy for recognizing the different types of restructuring expenses under US GAAP depends on the nature of the restructuring. If the restructuring charges are part of an ongoing benefit arrangement we recognize them in accordance with SFAS 112. If the restructuring charges are related to an exit or disposal activity and meet the definition of a one-time termination benefit, include contract termination costs or other associated costs as contemplated by the guidance, we recognize them in accordance with SFAS 146. Further analysis is provided in our answer to comment 6.

* In response to the staff's comment, we have provided below the disclosures required by SFAS 146 which in paragraph 20 states that: "The following information shall be disclosed in notes to financial statements that include the period in which an exit or disposal activity is initiated (refer to paragraph 21) and any subsequent period until the activity is completed:

a. A description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date

b. For each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):

(1) The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date

(2) A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefor

c. The line item(s) in the income statement or the statement of activities in which the costs in (b) above are aggregated

d. For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) therefor.

e. If a liability for a cost associated with the activity is not recognized because fair value cannot be reasonably estimated, that fact and the reasons therefor."

Vitro America Restructuring - In 2004, the Company implemented a three-year operational restructuring designed to streamline the organization and instill a more customer and results oriented culture in its workforce. Teams of internal and external consultants and vendors are evaluating and re-organizing the Company's installation, manufacturing and corporate processes. These teams have identified and initiated a number of projects with a view to position Vitro America as the leader among the distributors, manufacturers and installers of flat glass in the United States. The Company incurred expenses during 2004 of approximately Ps. 33 million, which are recorded as "Other Expenses" under Mexican GAAP and within SG&A for U.S. GAAP purposes. These expenses related to professional and consulting fees that were expensed as incurred. Additionally, we incurred approximately Ps. 18 million, which for both Mexican and US GAAP purposes was recorded in SG&A expenses for severance costs related to one-time termination benefits given to former officers and members of management.  The Company does not expect to incur additional severance or termination costs in future years related to this restructuring and has estimated that approximately Ps. 15 million to Ps 30 million of additional professional and consulting fees will be incurred in future years. As such as of December 31, 2005 no liability has been recorded as the professional and consulting fees will continue to be expensed as such services are provided. Vitro America conducts a substantial majority of our flat glass operations in the United States and is a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit.

Tin Oxide Project - During 2004, the Company's management decided to stop the manufacture of mirrors with tin oxide. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. This decision led to the sale of certain fixed assets and inventory on hand. These sales were recorded as "Other Expenses" under Mexican GAAP and within Operating Income under U.S. GAAP. The costs incurred as a result of this exit activity were Ps. 26 million. Our terminated Tin Oxide Project had been conducted by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit.

Closing of PVA Facilities - During 2004, the Company's management decided to close two small facilities in Mexico dedicated to the manufacture of architectural value added products. This exit activity was initiated and finalized during 2004 and as a result no liability has been accrued for as of December 31, 2004. The Company sold assets and inventory previously held by these facilities. These sales were recorded as "Other Expenses" under Mexican GAAP and within Operating Income under U.S. GAAP. The Company's management did not believe that these facilities were material enough to present as discontinued operations or as held for sale in accordance with SFAS 144. The amount incurred in this exit activity was Ps. 19 million. The PVA facilities were managed by Vitro Flotado Cubiertas, a subsidiary of Vitro Plan, the holding company of our Flat Glass business unit.

* In response to the staff's comment regarding whether we recorded the gain or loss on sale or disposal of inventory within cost of sales for both Mexican GAAP and US GAAP we would like to clarify that for Mexican GAAP purposes we recorded the disposal of the Company's entities noted above (both the Tin Oxide Operation and the PVA Facilities) within Other Expenses. The amount recorded within this line-item represents the net amount of the discontinued operations (net of sales, COGS, SG&A expenses, etc.). Based on our analysis of the treatment of discontinued operations for Mexican GAAP further discussed in our response to comment 15, we concluded that the qualitative and quantitative circumstances surrounding these activities are not material. Therefore, we did not record these activities as discontinued operations under Mexican GAAP. For US GAAP purposes we previously recorded this amount within Operating Income.  We do not believe this amount to be material to our US GAAP consolidated financial statements, however as a result of the restatement discussed in comment 2 we will reclassify this amount to present this component of a business as a discontinued operation in accordance with SFAS 144.

10. In your response to comment 14 in our letter dated August 5, 2005 you indicate that the closing of all of Vitro America's distribution and production facilities and the discontinuance of operations in Northwestern United States should have resulted in discontinued operations classification under US GAAP in accordance with SFAS 144. It is unclear to us how you arrived at this conclusion. In this regard, Vitro America was not disposed of and you are continuing to restructure this portion of your business. As such, please tell us how you determined the closed distribution and production facilities and the discontinued of operations in Northwestern United States are components of your company.

Response:

To clarify our response to prior comment 14, we indicated that the closing of all of Vitro America's distribution and production facilities and the discontinuance of operations in the Northwestern United States should have resulted in discontinued operations classification under US GAAP in accordance with SFAS 144. Our conclusion was based on guidance found in FAS 144, specifically paragraphs 41 and 42, which state:

"For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4)"

"The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

There are two qualifications that need to be met:

* Separate Entity - In Vitro America, branches are components of an entity whose operations and cash flows can be clearly distinguished. They have a complete set of financials (income statement and balance sheet). They have specific management and are fairly independent businesses with their own budgets, territory, etc. These branches meet the definitions of paragraph 41 and 42 (a).

* No significant continuing involvement - We closed 3 distribution branches which serviced the Northwest Territory of the United States (2 in Oregon, 1 in Washington). These branches had very poor financial performance. We completely abandoned the market and have no presence in it nor do we service it from other locations. After closing, these branches were not consolidated into other existing locations nor do we intend to service our former customers from another location. Our customers in the area of the country were regional in nature. They were "mom & pop" glass shops which cannot be served cost effectively from our closest remaining location (Santa Clara, CA). They were not multi-store business which will continue to have a relationship in other areas. This analysis meets the criteria in paragraph 42 b.

Effectively December 31, 2004 the operations related to these locations had ceased completely.

Given the reasons mentioned above we concluded that this transaction should be classified as a discontinued operation.

11. We note your response to comment 15 in our letter dated August 5, 2005. Please tell us the amount of impairment charges recognized in fiscal years 2003 and 2002 under both Mexican GAAP and US GAAP, as we note you recognized Ps. 11 million in fiscal year 2004 under both Mexican and US GAAP. Please also tell us if you identified impaired assets under US GAAP in the same manner for fiscal years 2003 and 2002 as you did for fiscal year 2004, as stated in your response letter dated November 30, 2005.

Response:

For fiscal years 2003 and 2002 we performed our impairment analysis using a discounted cash flow model. No impairment was identified as a result of our analysis for 2003 and 2002 under either Mexican or US GAAP. We confirm that in the future we will perform our US GAAP impairment analysis using the undiscounted cash flow method as required by paragraph 7 of SFAS 144, which states that "An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)... An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value." We confirm that any impairment loss for US GAAP shall be calculated by using an approach that is consistent with the requirements of SFAS 144 paragraphs 22-24.

17. Income tax, asset tax and workers' profit sharing, page F-27

12. We note your response to comment 16 in our letter dated August 5, 2005. Given your history of pre-tax losses, we do not find projections of future taxable income to be sufficiently persuasive positive evidence to support the realization of your net operating losses. See paragraph 23 of SFAS No. 109. We note that the losses from the devaluation of the Mexican peso have been declining from Ps. 1,687 in 2002 to Ps. 823 in 2003 to Ps. 78 in 2004. However, given that fluctuations in foreign currency exchange rates are not within your control, it is unclear to us why you believe that the decline in currency-related losses will continue. Accordingly, please explain in further detail how your tax planning strategies support the realization of your tax loss and credit carryforwards, as well as your other deferred tax assets, to the extent that there is a shortfall in the amount of future reversals of existing taxable temporary differences. In this regard, please tell us the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, and the amount of the shortfall that each strategy covers.

Response:

As mentioned in our response to prior comment 16, we plan to implement certain tax planning strategies, which we believe are prudent and feasible, to prevent our tax loss carryforwards from expiring unused. These strategies are further analyzed in a supplemental schedule, which has been provided to the SEC staff. These strategies do not rely on fluctuations in foreign currency exchange rates or projections of future income.

13. In addition, based on your response to prior comment 26, we note that you reversed Ps. 889 of your valuation allowance in 2004. Please identify the specific factors that changed in 2004, as compared to previous years, to support your reversal of this amount.

Response:

We would like to clarify that the reduction in our US GAAP valuation allowance of Ps. 889, which we recorded in 2004 is due to the recognition of a capital gain for tax purposes derived from the sale of shares between two of our subsidiaries. This transaction generated taxable income that was offset by capital loss tax carryforwards, thereby allowing us to not pay any tax as a result of the transaction. This tax planning strategy had not previously been identified and therefore we had fully reserved our capital loss tax carryforwards in previous years as we did not believe such benefits to be realizable. Additionally, the statutory tax rate in Mexico decreased in 2004 as disclosed in FN 17 of our consolidated financial statements, which resulted in a reduction of our deferred tax valuation allowance. We believe that the reduction in our valuation allowance has been applied in accordance with the guidance found in paragraphs 26 and 27 of SFAS 109.

14. We note your response to comment 17 in our letter dated August 5, 2005. Please confirm to us that you will include your policy for the recognition of deferred taxes related to distributable stockholders' equity, as stated in your response, in future filings.

Response:

We confirm that in future filings we will include our policy for the recognition of deferred taxes related to distributable stockholders' equity, as follows:

"For U.S. GAAP purposes we recognize deferred taxes each period for the changes in the taxable portions of our distributable stockholder's equity. Our policy is to compare the deferred tax balance that would be required if all of our stockholders' equity were distributed. This amount is compared to the total deferred tax balance recorded prior to any adjustment. The difference between the amount recorded and the amount calculated from the stockholders' equity taxable accounts is recorded as an adjustment to deferred taxes as of the balance sheet date."

18. Business dispositions, page F-29

15. We note your response to comment 18 in our letter dated August 5, 2005 and have the following comments.

* We note that you believe Vitro OCF should have been classified as a discontinued operation, as the gain from the sale is approximately 50% of operating income in your US GAAP consolidated statements of operations. As such, please amend your Form 20-F for the fiscal year ended December 31, 2004 to restate your US GAAP financial statements to reflect the sale of Vitro OCF as a discontinued operation in accordance with SFAS 144.

* We note that under Mexican GAAP, you do not believe that Vitro OCF is material for the purposes of classification as a discontinued operation. Citing relevant accounting literature, please help us understand how Bulletin C-15 defines materiality. Specifically, we note that discontinued operations presentation of Vitro OCF would change your first pre-tax income in three years of Ps. 24 to, at a minimum, a loss of approximately Ps. 383. As such, it is unclear why Vitro OCF is considered immaterial to your consolidated operations.

* Based on your Form 6-K dated January 17, 2006, we note that you sold your interests in Vitro Fibras in March 2004. Please tell us your basis for not classifying this divestiture as a discontinued operation under Mexican GAAP and US GAAP.

* We note that the gain on sale of Ampolletas in fiscal year 2002 is 5% of operating income in your US GAAP consolidated statements of operations. As such, the sale of Ampolletas appears to be material. Please either provide us with your complete SAB 99 materiality analysis that demonstrates the sale of Ampolletas is immaterial, or restate your US GAAP financial statements to also reflect this sale as a discontinued operation.

* We note that you sold 100% of your interests in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suere, S.A. de C.V., collectively known as Bosco, on April 1, 2005. From your unaudited, interim financial statements, it appears that you are not presenting the sale of these subsidiaries as discontinued operations for Mexican GAAP purposes. Please tell us how you intend to present the sale of Bosco in your Form 20-F for the fiscal year ended December 31, 2005. Please also confirm that you will include all required SFAS 144 disclosures for the sale of Bosco.

* In your response to prior comment 18, you state that you have classified gains / losses in operating income under US GAAP. Based on your response to prior comment 23, you appear to classify these amounts in non-operating income. Please clarify this inconsistency.

Response:

1. We confirm that we will amend our Form 20-F for the fiscal year ended December 31, 2004 to restate our US GAAP consolidated financial statements for each period presented to account for Vitro OCF as a discontinued operation in accordance with SFAS 144. In addition we confirm that we will include the all required SFAS 144 disclosures.

2. To clarify our previous response to comment number 18, we believe that the gain on sale of Vitro OCF is material to our consolidated financial statements.  However, we believe that the criteria for determining whether a long-lived asset is a discontinued operation under Mexican GAAP is different than that of US GAAP.

Specifically, paragraph 105 of Mexican Bulletin C-15 "Impairment of Long-lived Assets and their Disposal" states that: "the discontinuance of operations is the process (decision, development and finalization) of definitive interruption of a material activity of the entity (for example: to stop fabricating a product or rendering a service, the disposition of segments, branches, subsidiaries or business units, etc.) that leads to the sale, exchange or return to shareholders of long term assets originally destined for use, in addition to other assets and liabilities related to the operation"

Paragraph 106 of Bulletin C-15 states that: "in order to determine if an activity is material, all the qualitative and quantitative circumstances that surround such activity should be considered. The discontinuance of a material activity should be distinguished from other circumstances in the progress of the company, such as: changes in location of production or market lines and changes in the product or service lines as a result of technological development"

Pursuant to paragraph 106, we consider that all the qualitative and quantitative circumstances surrounding the activities of Vitro OCF, such as sales, assets, operating profit, production facilities, etc. are not material to our consolidated financial statements. Bulletin C-15 does not explicitly state that a Company must include the gain or loss on sale in its materiality analysis, as for Mexican GAAP purposes the gain on sale is presented within Other in accordance with Bulletin A-7 as it is considered to be a non-recurring activity (no comparability issue exists in the years presented as this material item is clearly segregated from the operations of the rest of the business). Therefore, we strongly believe that for Mexican GAAP purposes, Vitro OCF should not be considered a discontinued operation.

3. We would like to clarify that Vitro OCF, S.A. de C.V. is the holding company of Vitro Fibras, S.A. de C.V. Historically, our fiber glass business (which is comprised by both companies) has been known, both internally and externally, as Vitro Fibras. In our Form 6-K dated January 17, 2006 we mentioned that we sold Vitro Fibras in March 2004, meaning that we sold Vitro OCF and hence, Vitro Fibras.

4. We can confirm that, given the fact that the gain on sale of Ampolletas, S.A. ("Ampolletas") in fiscal year 2002 represented 5% of operating income in our US GAAP consolidated statement of operations, we will restate our US GAAP consolidated financial statements to account for Ampolletas as a discontinued operation in accordance with SFAS 144 in our amended 2004 Form 20-F. In addition we confirm that we will include all required SFAS 144 disclosures.

For Mexican GAAP purposes, as discussed above in our response to the Mexican GAAP analysis of Vitro OCF, we do not believe the qualitative and quantitative circumstances surrounding the activities of Ampolletas, such as sales, assets, operating profit, production facilities, etc. are material. Therefore we strongly believe that Ampolletas should not be considered a discontinued operation under Mexican GAAP.

5. We sold 100% of our interests in Plasticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., collectively known as Bosco, on April 1, 2005. The loss on sale of Bosco was approximately Ps. 127 million which represents approximately 7% of our consolidated operating income as Bosco represented 1.7% and 1.1% of our consolidated sales and assets in 2004, respectively. We can confirm to the SEC staff that for US GAAP purposes we will present Bosco as a discontinued operation in 2005 and that we will include all required SFAS 144 disclosures.

For Mexican GAAP purposes, our conclusion is consistent with those of Vitro OCF and Ampolletas such that the qualitative and quantitative circumstances surrounding the activities of Bosco, are not material. Therefore we do not intend to present Bosco as a discontinued operation under Mexican GAAP in our 2005 consolidated financial statements.

6. We would like to clarify our previous response to the SEC staff's comment #18 which stated, "Please tell us which line item the gains/(loses) on the sale of long-lived assets not required to be presented as discontinued operations are captured on the consolidated statements of operations prepared in accordance with US GAAP."

Within Footnote 15 of our consolidated financial statements, we have broken out the following four items: Restructuring charges, Write-off from sale of assets, Gain from sale of subsidiaries and associated companies and Other.

In our prior response to comment #18 we stated, "We can confirm to the staff that the gains or losses on the sale of assets other than those described above as addressed in paragraph 45 of SFAS 144 are captured on the consolidated statements of operations prepared in accordance with U.S. GAAP within operating income." We made this comment in response to the Write-off from sale of assets, which for US GAAP purposes is reclassified into operating income (these assets do not meet the definition of a component of a business as described in paragraph 41 of SFAS 144) as required by paragraph 45 of SFAS 144.

With regards to the Gain from sale of subsidiaries and associated companies, we confirm that our US GAAP consolidated financial statements includes this amount within Other income. Based on our analysis, which has been documented both in the original response letter and in this second response to the SEC staff, we confirm that we will reclassify the gains and losses related to the sale of subsidiaries and associated companies either to discontinued operations (considered to be a material component of the Company, such as Vitro OCF) or within operating income (not considered to be a material component of the Company, such as Envases Cuautitlan). This reclassification will be made when we amend our Form 20-F for the fiscal year ended December 31, 2004 to restate our US GAAP consolidated financial statements.

k) Other differences and supplemental U.S. GAAP disclosures, page F-39

16. We note your response to comment 22 in our letter dated August 5, 2005. Please include Schedule I of Rule 5-04 of Regulation S-X when you amend your Form 20-F for the fiscal year ended December 31, 2004.

Response:

We confirm that when we amend our Form 20-F for the fiscal year ended December 31, 2004 we will include Schedule 1 - Condensed Financial Information of Vitro, S.A. de C.V. as required by Rule 5-04 of Regulation S-X.

I) Comparative consolidated financial statements - U.S. GAAP, page F-46

17. We note your response to comment 23 in our letter dated August 5, 2005. For fiscal year 2004, tell us what comprises the Ps. 488 million you have classified as "[g]ain from sale of subsidiaries and associated companies." From your response to prior comment 18, we would have expected the amount to be Ps. 407 million.

Response:

The "gain from sale of subsidiaries and associated companies" of Ps. 488 for the year ended December 31, 2004 is comprised of a gain on sale of Vitro OCF, S.A. de C.V. for approximately Ps. 407 million, loss on sale of Vitro American National Can, S.A. de C.V. and Vancan, S.A. de C.V for approximately Ps. 5 million. We referred to these amounts in our response to prior comment 18. Additionally, a gain on sale of shares of an associated company of approximately Ps. 86 million, which was accounted for under the cost method was also included in the "Gain from sale of subsidiaries and associated companies" item.

18. We note your response to comment 24 in our letter dated August 5, 2005. We note that your position that the restricted cash is an investing activity, as it is more of an investment nature. Please provide us with a more detailed explanation of this position. It would appear to us that the change in restricted cash would possibly be a financing activity, as it is restricted for your long-term loans. In future filings, please revise the line item name to something more reflective of the fact that it relates to the change in restricted cash for long-term loans. In addition, in future filings, please disclose the amount of the restricted cash and the nature of the restrictions.

Response:

In response to the SEC staff's comment, below is a more detailed explanation of our position that the restricted cash presented within our US GAAP Consolidated Statements of Cash Flows is an investing activity as it is more of an investment nature:

Cash available for general operations should be distinguished from cash that is restricted by agreements with third parties for special purposes. Footnote 1 of Statement 95 states, in part – "Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty". Because restricted cash cannot be withdrawn without prior notice or penalty, restricted cash should not be presented as part of cash and cash equivalents (it is presented in Other Assets). We believe that restricted cash represents an investment. The owner of a restricted cash account has contractually limited its ability to withdraw funds at any time: accordingly a balance on deposit in a restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal amount. As such, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which should be presented as investing activities in the statement of cash flows.

We confirm that in future filings, we will modify the line item name to "Restricted cash on long-term loans", to reflect the fact that this line item relates to the change in restricted cash for long-term loans. In addition, in future filings, we will disclose the amount of the restricted cash and the nature of the restrictions in accordance with SEC Regulation S-X, Rule 5-02.

Exhibits

19. We note your response to comment 26 in our letter dated August 5, 2005. The table you included in your hardcopy letter for this comment was not included in the letter uploaded to EDGAR. As such, please include this table in your next response letter and ensure it is filed on EDGAR.

Response:

The table included in our hardcopy letter was unintentionally not uploaded to EDGAR. We can confirm to the SEC staff that we will include this table in the EDGAR filing of our response letter:

Schedule of Valuation and Qualifying Accounts
For the years Ended December 31, 2004, 2003 and 2002
Millions of constant Mexican pesos as of December 31, 2004

	Balance at beginning of year	Additions	Deductions	Changes for effects of inflation	Balance at the end of the year
Year ended December 31, 2004
Allowance for doubtful accounts	77	30	13	(5)	89
Deferred tax valuation allowance	1,485	138	889	(73)	661
	1,562	168	902	(78)	750

Year ended December 31, 2003
Allowance for doubtful accounts	68	16	5	(2)	77
Deferred tax valuation allowance	1,421	113	-	(49)	1,485
	1,489	129	5	(51)	1,562

Year ended December 31, 2002
Allowance for doubtful accounts	45	27	2	(2)	68
Deferred tax valuation allowance	2,167	427	1,002	(171)	1,421
	2,212	454	1,004	(173)	1,489

20. In addition, with respect to your deferred tax valuation allowance, please tell us why the balances at the end of the year do not agree to the valuation allowance amounts of Ps. 103 and Ps. 53 on page F-28.

Response:

The Schedule of Valuation and Qualifying Accounts included in our response to prior comment 26 was completed using our US GAAP balances. The following table includes the Schedule of Valuation and Qualifying Accounts using our local Mexican GAAP balances as required by the SEC. These amounts agree with the valuation allowance amounts of Ps. 103 and Ps. 53 included in footnotes 17 and 22 to our consolidated financial statements.

Schedule of Valuation and Qualifying Accounts - Mexican GAAP
For the years Ended December 31, 2004, 2003 and 2002
Millions of constant Mexican pesos as of December 31, 2004

	Balance at beginning of year	Additions	Deductions	Changes for effects of inflation	Balance at the end of the year
Year ended December 31, 2004
Allowance for doubtful accounts	77	30	13	(5)	89
Deferred tax valuation allowance	103	53	98	(5)	53
	180	83	111	(10)	142

Year ended December 31, 2003
Allowance for doubtful accounts	68	16	5	(2)	77
Deferred tax valuation allowance	85	20	-	(2)	103
	153	36	5	(4)	180

Year ended December 31, 2002
Allowance for doubtful accounts	45	27	2	(2)	68
Deferred tax valuation allowance	449	-	310	(54)	85
	493	27	312	(56)	152

The difference in the deferred tax valuation allowance under US GAAP and Mexican GAAP is related to the accounting treatment of our capital loss tax carryforwards, which are disclosed in footnote 16 of our consolidated financial statements. For Mexican GAAP purposes we did not record an asset nor the related valuation allowance for the capital loss tax carryforwards as we did not believe we would be able to utilize them by generating the appropriate type of taxable income. For US GAAP purposes we recorded the asset and the related valuation allowance for the full amount in accordance with paragraph 17 (d) and (e) of SFAS 109. The difference is solely related to footnote disclosure and has no net impact to either our US or Mexican GAAP consolidated financial statements.  In future filings, we will disclose the gross amount of the deferred tax asset related to our capital loss tax carryforwards in our Mexican GAAP footnote related in order to be consistent with the methodology applied under US GAAP.

Form 6-K filed October 26, 2005

21. We note on July 27, 2005 you announced your intentions to sell your 51% ownership in Vitrocrisa to Libbey Inc. However, it does not appear that as of September 30, 2005 you presented this entity as held for sale under Mexican GAAP. Please tell us how you intend to present the intended sale of this entity in your US GAAP consolidated financial statements for the fiscal year ended December 31, 2005. Please include your evaluation of paragraphs 30-34 of SFAS 144. If Vitrocrisa has been sold as of December 31, 2005, please provide us with your analysis of paragraphs 41-44 of SFAS 144.

Response:

In response to the SEC staff's comment, we believe that as of December 31, 2005 the negotiations with Libbey had advanced enough such that we concluded that Vitrocrisa should be classified as held for sale in accordance with SFAS 144.  Our assessment was made based on a comprehensive analysis of the criteria within paragraph 40, which states that "A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d. The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

If at any time the criteria in this paragraph are no longer met (except as permitted by paragraph 31), a long-lived asset (disposal group) classified as held for sale shall be reclassified as held and used in accordance with paragraph 38."

We believe that we met all the criteria discussed above as of December 31, 2005.  The final sale of Vitrocrisa is based on the final approval by our shareholders.  As of the date of this letter we have not sold Vitrocrisa.

We confirm to the SEC staff that we will present Vitrocrisa as a discontinued operation in our consolidated financial statements for the fiscal year ended December 31, 2005 for US GAAP purposes. We will also report Vitrocrisa as a discontinued operation for Mexican GAAP purposes as the activities and operations of this subsidiary are significant to our overall consolidated financial statements.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the SEC staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC staff to attempt to arrange a call.

Very truly yours,

/s/ Howard Kelberg
Howard Kelberg

cc: Claudio Del Valle Cabello (Vitro)
Alejandro F. Sanchez Mujica (Vitro)
Ernesto Cruz (Deloitte)
William Biese (Deloitte)